Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial information as of and for the six months ended June 30, 2026, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2025 on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, the terms “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us” refer to AC Immune SA together with its fully-owned subsidiary, AC Immune USA, Inc.

We prepare and report our consolidated financial statements and financial information in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of August 5, 2026.

Business Overview

AC Immune is a clinical stage biopharmaceutical company developing a pipeline of products, including both active immunotherapies and small molecules targeting key misfolded proteins and pathways for the treatment of different neurodegenerative diseases.

The company has a growing focus on its wholly owned proprietary clinical stage programs, including: ACI-7104, an active immunotherapy targeting alpha-synuclein (a-syn), in a Phase 2 clinical trial (VacSYn) for Parkinson's disease; and ACI-19764, a small molecule inhibitor of the NLRP3 inflammasome, in a Phase 1 trial in healthy volunteers soon to be expanded to include patients with elevated hsCRP. In addition, an early-stage Morphomer small molecule development program targeting intracellular a-syn is advancing towards the clinic.

The Company has secured strategic partnerships with leading global pharmaceutical companies around therapeutic programs in development for Alzheimer’s disease, including: a collaboration with Takeda on ACI-24 targeting Abeta in a Phase 1b/2 clinical study (ABATE); a collaboration with Janssen-J&J on ACI-35 targeting phospho-Tau in a Phase 2b clinical study (ReTain); and a collaboration with Lilly developing brain-penetrant small molecule inhibitors for the intracellular targeting of Tau.

Our wholly-owned clinical-stage therapeutic product candidates include:

●	ACI-7104. ACI-7104, our active immunotherapy targeting pathological a-syn, is currently being tested in a placebo-controlled, double-blind, adaptive, biomarker-based Phase 2 study (VacSYn; NCT06015841) in the EU and in the UK. This trial is evaluating the safety and immunogenicity of ACI-7104 against a-syn and pathological a-syn species in early PD. Additionally, disease-specific imaging and fluid biomarkers and progression of motor and non-motor symptoms of PD will be monitored. The VacSYn trial commenced in July 2023 with the dosing of the first patient and is progressing well with over 30 patients randomized in Part 1 of the study. Interim analyses of Part 1 reported in December 2025 demonstrated that ACI-7104 induced strong anti-a-synuclein antibody levels and was generally well tolerated with no safety issues related to the study drug reported to date. Additionally, ACI-7104 treatment was associated with changes in certain key biomarkers and clinical performance measurements suggesting a potential disease-modifying effect and slowing of disease progression. Final results from Part 1 will be reported in H2 2026 including pharmacodynamic data. AC Immune may decide to initiate Part 2 of the Phase 2 VacSYn trial in a much larger cohort of patients.
●	ACI-19764. ACI-19764 is AC Immune’s small molecule drug in development for the inhibition of the NLRP3 inflammasome. The NLRP3 inflammasome can be chronically activated in so-called ‘sterile inflammation’ which occurs in response to non-infectious, tissue-damage related triggers including protein aggregation (as in different neurodegenerative diseases), metabolic stress, hyperglycemia, cholesterol crystals, and others. The NLRP3 inflammasome plays a role in both neuroinflammation and systemic inflammation, and its inhibition offers therapeutic options to disease management. ACI-19764 entered Phase 1 clinical testing in healthy volunteers in February 2026. Results from single-ascending dose and multiple-ascending dose cohorts will be released in H2 2026. Subsequently, ACI-19764 treatment of patients with elevated hsCRP, a marker of systemic inflammation, will be initiated with results anticipated in late H2 2026.

Our product candidates being developed in collaborations with pharma partners include:

●	ACI-24 for AD and for AD in DS. ACI-24 is AC Immune’s anti-Abeta active immunotherapy being evaluated in collaboration with Takeda in patients with AD and in individuals with DS. ACI-24 contains Abeta unrelated T-helper cell epitopes to increase the magnitude and the boostability of the antibody response against pathological Abeta. It has demonstrated tolerability and immunogenicity in mouse and NHP studies. ACI-24 is currently being tested in the ABATE Phase 1b/2 trial (NCT05462106).

ABATE is a multicenter, adaptive, double-blind, randomized, placebo-controlled study designed to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACl-24 in subjects with prodromal AD and in adults with Down Syndrome (DS) with evidence of brain amyloid plaques at PET scan. The Clinical Trial Application (CTA) was approved by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and Spanish Agency for Medicines and Health Products (AEMPS) with the first AD patient dosed in June 2022. In June 2023, AC Immune received Fast Track designation from the FDA for ACI-24, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application in May 2023 enabling the ABATE study to include clinical trial sites to enroll participants with DS in the U.S. Based on the safety profile and induction of an anti-Abeta antibody response post-dosing of ACI-24 in patients with AD, dosing of the first individual with DS occurred in June 2023. Recruitment of participants into the three DS cohorts has been concluded. ACI-24 has been shown to be generally well tolerated in individuals with AD and with Down syndrome, noting in particular that no case of Amyloid-Related Imaging Abnormalities-vasogenic edema (ARIA-E) has been reported at brain MRI in these two study populations. Based on data available as of June 2026, there has been no death. In subjects with AD, two serious adverse events are considered possibly related to the study treatment.

On June 30, 2026, headline interim results were reported for the first three cohorts (AD1, AD2 & AD3) of 74 patients with prodromal Alzheimer’s disease (AD) in the Phase 1b/2 ABATE trial following 12 months of treatment with ACI-24 anti-amyloid beta (Abeta) active immunotherapy. Anti-Abeta antibody responses were detected at every dose level with a dose response. A fourth cohort, AD4, is currently evaluating ACI-24 with an additional adjuvant to boost immunogenicity and antibody responses.

As announced on May 13, 2024, this program is the subject of an exclusive option and license agreement with Takeda Pharmaceuticals USA, Inc. (Takeda). Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million from Takeda and is eligible to receive payments of up to approximately USD 2.1 (CHF 1.7) billion including an option exercise fee in the low-to-mid nine-figure USD range and potential development, commercial and sales-based milestone payments. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales. Further details related to the agreement are available on the Current Report on Form 6-K furnished by the Company on May 13, 2024 with the SEC.

●	ACI-35 (JNJ-64042056 also now referred to as JNJ-2056). AC Immune and Janssen Pharmaceuticals, Inc. (Janssen), part of Johnson & Johnson, evaluated the anti-phosphorylated-Tau (anti-pTau) active immunotherapy ACI-35 in a Phase 1b/2a study in subjects with early AD (NCT04445831). Results showed that ACI-35 immunization was generally safe and well-tolerated, and generated a rapid antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the first injection (at week 2) at the 3 tested doses. A boosting effect was observed after each injection especially against pathological Tau species (pTau and ePHF). The antibody response was strongly directed against these pathological Tau species but not against non-phosphorylated Tau. Long-term maintenance of the anti-ePHF IgG titers against endogenous pathological Tau was observed at the mid- and high doses.

ACI-35/JNJ-2056 is now being assessed in an ongoing Phase 2 study, ReTain (NCT06544616) in subjects with preclinical (i.e., pre-symptomatic) AD with confirmed early-stage Tau pathology. JNJ-2056 was granted Fast Track designation by the FDA, for the treatment of AD in July 2024. In September 2024, AC Immune received a milestone payment related to the ReTain trial and the first patient was dosed in H2 2024. As announced on

February 17, 2026, recruitment of new participants into the ongoing trial was paused. Janssen is seeking a protocol amendment for the ReTain study to enable earlier insights into the biological activity of JNJ-2056 and its potential for clinical benefit. The study remains active, with enrollment paused, and there is no change for enrolled participants at this time. The study is ongoing based on ~60 enrolled patients with a minimum of 12 months and up to 24 months of treatment and follow-up.

●	Morphomer Tau aggregation inhibitors. We are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent brain exposure and selectivity for pathological aggregated Tau.

As announced on April 7, 2026, AC Immune and Lilly amended their 2018 license and collaboration agreement to research and develop Tau aggregation inhibitor small molecules for the potential treatment of Alzheimer’s disease (AD) and other neurodegenerative diseases. The amendment continues the research and collaboration to cover development of new lead Tau Morphomer® candidates and potential back-up compounds. AC Immune received a CHF 10 million upfront payment and will receive a subsequent milestone payment subject to Phase 1 dosing, in addition to other potential development, regulatory and commercial milestones of over CHF 1.7 billion, plus tiered percentage royalty payments in the low double digits, as previously disclosed.

●	PI-2620. PI-2620 is the Tau-PET imaging agent discovered during the collaboration of AC Immune and Life Molecular Imaging (LMI, recently acquired by Lantheus Holdings, Inc.). PI-2620 is a highly differentiated, Tau diagnostic for AD as well as non-AD tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620’s differentiated characteristics as a diagnostic tool for studying Tau-related diseases. Results on the longitudinal use of PI-2620 in 52 participants (7 with normal cognition, 28 with mild cognitive impairment (MCI), and 17 with AD) from an investigator sponsored Phase 2 trial at the Asan Medical Center (NCT03903211) were presented at the 2022 AAIC and published in 2024 in the peer-reviewed Journal of Nuclear Medicine. Following these results, LMI moved PI-2620 into late-stage clinical development in AD and made a milestone payment to AC Immune. The first Alzheimer’s patient in ADvance, the pivotal Phase 3 histopathology study in AD (NCT05641688), was imaged in January 2023. In August 2024, partner LMI has received Fast Track Designation for the diagnostic [18]F-PI-2620, from the U.S. FDA in three neurodegenerative conditions: AD, PSP, and CBD.

Our wholly-owned clinical-stage diagnostic product candidates include:

●	ACI-12589 and ACI-15916. Our Morphomer platform delivered the first clinically validated a-syn-PET tracer, ACI-12589, which addresses the differential diagnosis of multiple system atrophy (MSA) from other neurodegenerative diseases and potentially allows precision medicine approaches and biomarker-based clinical development in this indication. ACI-12589 preclinical and clinical data were published in October 2023 in Nature Communications. In addition, medicinal chemistry optimization strategies have allowed the identification of our next-generation clinical candidate, ACI-15916. Compared to ACI-12589, ACI-15916 shows significantly higher target occupancy in brain slices from idiopathic forms of PD and has therefore the potential to enable imaging of a-syn pathology in patients with PD. IND/CTA-enabling studies for ACI-15916 were completed in H2 2024 and a Phase 1 trial in PD was initiated in Q1 2025. This study is still currently open and initial results were presented in June 2026 at two conferences, Neuroreceptor Mapping 2026 (Uppsala, Sweden) and the MJFF Imaging Symposium (London, UK).
●	ACI-19626, TDP-43 imaging diagnostic. Our Morphomer platform has delivered the first-in-class TDP-43 PET tracer, [18]F-ACI-19626 entering the FiH evaluation in healthy volunteers and in patients with TDP-43 proteinopathies. ACI-19626 shows optimal binding potential in frontotemporal lobar degeneration (FTLD)-TDP brain tissue with no binding to physiological TDP-43, excellent selectivity over other aggregated proteins commonly present in neurodegenerative diseases and aging brain, excellent pharmacokinetic properties suitable for human brain imaging. This PET tracer is envisioned to enable early and differential diagnosis, improve the design and interpretation of clinical trials allowing for patient stratification, selection of optimal timing for therapeutic intervention and pharmacodynamic effect evaluation. This first-in-class molecule could have a high impact, opening new opportunities for therapeutic interventions in diseases with high unmet medical needs and huge societal burdens, such as ALS, FTD and AD. CTA enabling studies for ACI-19626 were completed in July 2024. A Phase 1 trial was initiated in Q1 2025 and highly encouraging interim results in both FTD and ALS from this ongoing study have been presented at conferences, including AD/PD2026 and AAIC2026.

H1 2026 Company highlights

Wholly-Owned Programs

AC Immune’s wholly-owned pipeline is built around three differentiated programs against α-synuclein, TDP-43, and NLRP3, targeting key mechanisms underlying neurodegenerative disease based on extensive preclinical data. The following updates focus on our clinical stage programs. ACI-7104 is an active immunotherapy targeting pathological α-synuclein in Parkinson’s disease, designed to generate a targeted immune response with the potential to modify disease progression. ACI-19764 is a small-molecule NLRP3 inflammasome inhibitor aimed at reducing neuroinflammation, a fundamental driver of multiple neurodegenerative disorders. ACI-19626 is a first-in-class TDP-43 PET tracer designed to visualize TDP-43 pathology in living patients, addressing a major unmet need in ALS and related diseases. Together, these assets provide multiple near-term data catalysts and showcase AC Immune’s ability to translate deep neuroscience expertise into both therapeutics and diagnostics.

ACI-7104: anti-a-syn active immunotherapy

●	The VacSYn placebo-controlled Phase 2 clinical trial continues, with full results from the complete data set for Part 1 of the trial at week 104 expected to be reported in H2 2026. Clinicaltrials.gov identifier: NCT06015841
●	Part 1 of the ongoing Phase 2 VacSYn trial of ACI-7104 in early Parkinson’s disease (PD) was extended and received support via a research grant of $4 million from The Vijay and Marie Goradia Charitable Foundation.
●	Previously reported interim results from Part 1 at 76 weeks included changes in biomarkers and clinical measures assessed as signals of the potential impact of treatment with ACI-7104.
●	Results to support further development of the program and discussion with regulators to establish a clinical development plan towards registration.

ACI-19764: brain penetrant NLRP3 inhibitor

●	Phase 1 trial in healthy volunteers continues, with initial SAD/MAD and pharmacodynamics results expected in the near future.

●	These will be followed later in H2 2026 by Phase 1b results on reductions in hsCRP levels in a cohort of patients with CV-risk factors and elevated hsCRP on entry into the trial.

ACI-19626: TDP-43 PET tracer

●	Presented new preliminary results from a Phase 1 clinical trial of first-in-class TDP-43 positron emission tomography (PET) tracer ACI-19626 showing increased uptake in the brains of patients with amyotrophic lateral sclerosis (ALS).

Partnered Programs

AC Immune’s partnered portfolio validates the strength of its neuroscience platform through collaborations with leading global pharmaceutical companies. The pipeline includes anti-amyloid and anti-tau programs developed in collaboration with Takeda, Lilly, and Janssen, leveraging AC Immune’s expertise in protein misfolding and neurodegenerative disease biology. The portfolio also includes diagnostic imaging assets developed with partners to improve patient identification, stratification and treatment monitoring. These partnerships provide access to substantial development resources, milestone and royalty opportunities, and multiple clinical catalysts.

ACI-24: anti-Abeta active immunotherapy

●	Dosed the first patients in Cohort AD4 in the ongoing Phase 1b/2 ABATE trial of ACI-24 to treat prodromal Alzheimer’s disease (AD). Cohort AD4 is evaluating enhancing ACI-24 with an additional adjuvant to boost immunogenicity. Following the cohort initiation, a $12 million milestone payment from partner Takeda was triggered.
●	Reported high level interim data from the first three cohorts (AD1, AD2 & AD3) of 74 prodromal AD patients in the ABATE trial, following 12 months of treatment. ACI-24 has been generally safe and well tolerated, with no evidence of amyloid-related imaging abnormalities-edema (ARIA-E). Anti-Abeta antibody responses were detected at every dose level.

Morphomer-Tau small molecule program

●	Amended agreement with Eli Lilly and Co. (Lilly) continues the research and collaboration to include development of new lead Tau Morphomer® candidates and potential back-up compounds, reflecting growing excitement for targeting intracellular Tau and significant progress made with our Morphomer small molecules.
●	AC Immune received a CHF 10 million upfront payment and will receive a subsequent milestone payment subject to Phase 1 dosing, in addition to other potential development, regulatory and commercial milestones of over CHF 1.7 billion, plus tiered percentage royalty payments in the low double digits, as previously disclosed.

Corporate Governance

●	After long service Dr Andrea Pfeifer retired from her role as Chief Executive Officer (CEO) of AC Immune at the Annual General Meeting (AGM) to spend more time with her family. AC Immune’s Board of Directors appointed the Chair, Dr Martin Zügel, to serve as interim CEO whilst a diligent search for a permanent successor continues apace.
●	All agenda items at the AGM were approved by shareholders.

Results of Operations

Comparison of the six months ended June 30, 2026 and 2025

Contract revenues

For the six months ended June 30, 2026, the Company generated CHF 16.2 million in contract revenues compared to CHF 2.3 million in the comparable period. This represents an increase of CHF 13.9 million. The following table summarizes our contact revenues during the six months ended June 30, 2026 and 2025:

	For the Six Months
	Ended June 30,
in CHF thousands, unaudited	2026	2025	Change
Takeda	5,232	2,296	2,936
Lilly	11,000	—	11,000
Total contract revenue	16,232	2,296	13,936

For the six months ended June 30, 2026, the increase of CHF 13.9 million compared with the prior period is due to:

●	Revenues earned a result of the efforts under the Takeda arrangement, including revenues recognized for the new Cohort AD4 initiated in 2026.
●	The upfront amount received upon the amendment to the Lilly agreement of CHF 10.0 million in 2026, and a subsequent milestone achieved in the amount of CHF 1.0 million.

Research and development expenses

Research and development activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration agreements have different agreements to share costs for the development of our product candidates.

We intend to continue investing in the development of our active immunotherapy programs, ACI-7104.056 targeting a-syn in Parkinson's disease and ACI-24.060 targeting abeta, through mid- and late-stage clinical development. We have completed our co-development cost obligations with Janssen related to the Phase 1b/2a studies of ACI-35.030, and the Phase 2b development costs, including clinical development, manufacturing and commercialization are borne by Janssen, and any remaining costs to AC Immune are not expected to be material. We also intend to continue investing in our intracellular programs, including our NLRP3 inhibitor, ACI-19764.

Finally, we intend to further advance the characterization of our other clinical and preclinical candidates, such as our Morphomer programs. In addition to the collaborative arrangements and proprietarily held assets, we expect that our total future R&D costs will be lower than previous years following the reorganization in September 2025.

The table below provides a breakdown of our R&D costs, including direct R&D costs, manufacturing costs related to R&D and other R&D costs not allocated directly to programs for the periods covered by these Interim Condensed Consolidated Financial Statements. The R&D costs not allocated to specific programs include personnel costs, regulatory, quality assurance and intellectual property costs. We do not assign our internal costs, such as salary and benefits, share-based compensation expenses, laboratory supplies, and other indirect expenses and infrastructure costs to individual R&D projects, because the employees within our R&D groups are typically deployed across multiple R&D programs.

For the six months ended June 30, 2026, R&D expenses totaled CHF 22.2 million compared with CHF 32.7 million for the comparable period in 2025. This represents a decrease of CHF 10.5 million. The following table presents the R&D expenses during the six months ended June 30, 2026 and 2025:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2026	2025	Change
Discovery and preclinical expenses	1,677	4,237	(2,560)
Clinical expenses, comprising:[1]	6,792	10,694	(3,902)
ACI-24	3,094	7,625	(4,531)
ACI-19764	2,192	342	1,850
ACI-7104	1,380	2,097	(717)
Other clinical programs	126	630	(504)
Group function expenses	660	1,241	(581)
Total direct R&D expenses	9,128	16,172	(7,044)
Payroll expenses	8,631	10,900	(2,269)
Share-based compensation	662	768	(106)
Other non-allocated	3,799	4,902	(1,103)
Total R&D expenses	22,220	32,742	(10,522)

[1]

The presentation in the current period has been updated to reflect clinical expenses by program. For comparative purposes, the prior year has been updated to display this information. Clinical expenses do not include internal personnel costs which are shown in their entirety on a separate line below direct R&D expenses.

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2026	2025	Change
Operating expenses[1]	12,927	21,074	(8,147)
Salaries and related costs[2]	9,293	11,668	(2,375)
Total R&D expenses	22,220	32,742	(10,522)

[1]	Includes depreciation expense of CHF 0.3 million and CHF 0.5 million for 2026 and 2025, respectively.
[2]	Includes share-based compensation expense of CHF 0.7 million and CHF 0.8 million for 2026 and 2025, respectively.

For the six months ended June 30, 2026:

Discovery and preclinical expenses decreased by CHF 2.6 million, primarily due to reduced activities in early-stage programs such as our MorADC and PET tracer programs, and reduction in expenses related to ACI-19764 whereby the pre-clinical development activities were completed in prior periods.

Clinical expenses decreased by CHF 3.9 million as a result of the following variances:

●	A decrease of CHF 4.5 million relating to ACI-24, primarily due to manufacturing costs incurred in the prior period which did not recur in the current period.
●	An increase of CHF 1.9 million relating to ACI-19764, our proprietary NLRP3 inhibitor small molecule which entered into Phase 1 clinical development in 2026.
●	A decrease of CHF 0.7 million related to the Phase 2 VacSYn study evaluating ACI-7104.056 in early PD, as Part 1 nears completion.
●	Other clinical programs include our PET tracer programs which have less activity in the current period following strategic review of the programs.

The variances in Group function expenses are related to lower support costs related to regulatory and quality assurance, and intellectual property costs.

Payroll expenses decreased by CHF 2.3 million as a result of reduced headcount following the reorganization in Q3 of 2025.

Other non-allocated expenses are related to infrastructure and functional expenses not allocated to direct R&D expenses. These R&D support costs have reduced following the portfolio prioritization initiatives in Q3 of 2025.

General and administrative expenses

General and administrative expenses consist of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses, and other operating expenses.

For the six months ended June 30, 2026, general and administrative expenses totaled CHF 7.7 million compared with CHF 8.3 million for the comparable period in 2025. This represents a decrease of CHF 0.6 million. The following table presents the general and administrative expenses during the six months ended June 30, 2026 and 2025:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2026	2025	Change
Operating expenses[1]	2,222	2,265	(43)
Salaries and related costs[2]	5,492	6,069	(577)
Total general and administrative expenses	7,714	8,334	(620)

[1]	Includes depreciation expense of CHF 0.7 million for each period presented
[2]	Includes share-based compensation expense of CHF 1.8 million for each period presented.

For the six months ended June 30, 2026, this decrease is primarily due to:

●	a decrease of CHF 0.6 million in salaries and related costs following the reorganization in September 2025.

Other operating income/(expense), net

Other operating income/(expense), net consists primarily of income associated with foundation grants such as those from the Goradia grant.

For the six months ended June 30, 2026, other operating income/(expense), net totaled CHF 0.1 million compared with less than CHF 0.1 million for the comparable period in 2025. The following table presents the other operating income/(expense), net during the six months ended June 30, 2026 and 2025:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2026	2025	Change
Other operating income/(expense), net	107	21	86
Total other operating income/(expense), net	107	21	86

For the six months ended June 30, 2026, the increase of CHF 0.1 million in grant income primarily derived from activities related to our Goradia award that was initiated in June of 2026.

Finance result, net

For the six months ended June 30, 2026, net finance result was a CHF 0.7 million gain compared with a CHF 1.5 million loss for the comparable period in 2025. This represents an increase of CHF 2.1 million. The following table presents the finance result, net during the six months ended June 30, 2026 and 2025:

	For the Six Months
	Ended June 30,
In CHF thousands, unaudited	2026	2025	Change
Financial income	399	1,145	(746)
Financial expense	(126)	(103)	(23)
Exchange differences	395	(2,501)	2,896
Finance result, net	668	(1,459)	2,127

For the six months ended June 30, 2026, the increase of CHF 2.1 million in finance result, net primarily related to:

●	a gain in the current period due to exchange differences of CHF 0.4 million due to favorable foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar. In the prior year, these fluctuations resulted in a CHF 2.5 million loss for the respective period. This favorable change was offset by reduced financial income generated from interest earned on short-term financial deposits, due to lower interest rates and lower overall balances.

Liquidity and Capital Resources

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from option, license and collaboration agreements (OLCAs) and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations. As of June 30, 2026, we had cash and cash equivalents of CHF 27.8 million and short-term financial assets of CHF 47.6 million for a total liquidity balance of CHF 75.4 million.

Our primary uses of capital are, and we expect will continue to be, R&D expenses, compensation and related expenses and other operating expenses including rent. Cash and cash equivalents used to fund operating expenses are impacted by the timing of when we pay expenses, as reflected in the change in our outstanding trade and other payables and accrued expenses. We expect to incur substantial expenses in connection with our product candidates in various stages of clinical development. In December 2023, it was announced that Janssen has programmed the launch of a Phase 2b clinical study to evaluate ACI-35.030 (JNJ-2056) in patients with preclinical AD, those individuals not yet showing symptoms. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b, however AC Immune’s contribution to the first Phase 2b trial is capped (and remaining costs for AC Immune are non-material). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030. We intend to increase our R&D costs associated with the advancement of the active immunotherapies, ACI-24.060 targeting Abeta in AD and AD in DS and ACI-7104.056 targeting a-syn in PD, through clinical development, as well as through investments in our diagnostic programs.

We plan to continue to fund our operating and capital funding needs through proceeds received from OLCAs and through equity or other forms of financing.

Cash Flows

The following table summarizes AC Immune’s cash flows for the periods indicated:

	For the Six Months
	Ended June 30,
in CHF thousands, unaudited	2026	2025	Change
Net cash provided by/(used in):
Operating activities	(15,646)	(34,414)	18,768
Investing activities	16,588	26,911	(10,323)
Financing activities	142	(505)	647
Net (decrease) in cash and cash equivalents	1,084	(8,008)	9,092

Operating activities

Net cash used in operating activities was CHF 15.6 million for the six months ended June 30, 2026, compared with net cash used in operating activities of CHF 34.4 million for the six months ended June 30, 2025. The change in cash used in operating activities for the six months ended June 30, 2026 was due to i) the Company’s reporting a net loss of CHF 12.9 million for the period, compared with a net loss of CHF 40.2 million for the same period in 2025 combined with ii) the increase in short term deferred revenue of CHF 7.1 million period over period. These two changes were offset by fluctuations including i) an increase in accounts receivable of CHF 9.9 million in the current period compared to nil in the prior period; ii) a decrease in operating cash flows related to finance (income), net of CHF 1.7 million representing a lower loss due to foreign exchange rates; and iii) a 2.2 million fluctuation in prepaid expenses as a result of a CHF 0.4 million increase in the current period compared to CHF 1.8 million decrease in the prior period.

Investing activities

Net cash provided by investing activities was CHF 16.6 million for the six months ended June 30, 2026, compared with net cash provided by investing activities of CHF 26.9 million for the six months ended June 30, 2025. The change primarily reflects a net maturation of CHF 27.8 million in short-term financial assets in the prior period compared to a net maturation of CHF 17.0 million in the current period.

Financing activities

Net cash provided by financing activities was CHF 0.1 million for the six months ended June 30, 2026, compared with net cash used in financing activities of CHF 0.5 million for the six months ended June 30, 2025. The change of CHF 0.6 million is primarily related to the net proceeds received from the sale of treasury shares through our ATM program during the six months ended 2026.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners or we obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of June 30, 2026, we had cash and cash equivalents of CHF 27.8 million and short-term financial assets of CHF 47.6 million, resulting in CHF 75.4 million of liquidity. The decrease of CHF 16.0 million relative to December 31, 2025 was predominantly related to R&D spending on our major discovery and R&D programs, the strengthening of the Company’s infrastructure, systems and organization and other operating expenditures. We believe that our existing capital resources, assuming no other milestone payments, will be sufficient to meet our projected operating requirements through Q4 2027. There can be no certainty as to the exact timing of future milestone payments (including option exercise fees), or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

●	The scope, rate of progress, results and cost of our preclinical and clinical studies and other related activities, according to our long-term strategic plan;
●	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;
●	The cost, timing and outcomes of regulatory approvals;
●	The costs and timing of establishing sales, marketing and distribution capabilities;
●	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;
●	The emergence of competing technologies or other adverse market developments; and
●	The potential cost and timing of managing, protecting, defending, and enforcing our portfolio of intellectual property.

Quantitative and Qualitative Disclosures about Market Risk

During the six months ended June 30, 2026, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical judgments and accounting estimates

There have been no material changes to the material accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

Cautionary statement regarding forward looking statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, R&D costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis, and are subject to a number of risks, uncertainties and assumptions as described under the sections in our Annual Report on Form 20-F entitled “Risk Factors” and in this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.